FOR IMMEDIATE RELEASE

Tuesday, August 21, 2007

(2007-08 #22)

CARMANAH RECEIVES ADDITIONAL $600K ORDER FROM

U.S. DEFENSE FOR  SOLAR LED AIRFIELD LIGHTING

Victoria, British Columbia, Canada – Tuesday, August 21, 2007 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce the Company has received an additional order from the United States Department of Defense for solar-powered LED airfield lighting.

This order is valued at approximately $600,000 and consists of taxiway, runway, approach, apron edge and obstruction lights. The lights are destined for multiple forward operating bases at undisclosed locations.

Carmanah is the largest supplier of self-contained solar LED airfield lighting in the world. The Company’s lights are highly advanced and have been field-proven to endure difficult environmental conditions, including extreme temperatures, poor solar conditions, sandstorms and flooding. They have been used for all ranges of airfield applications, such as permanent primary lighting, temporary lighting during airfield construction or upgrades, emergency backup lighting, as well as expedited portable lighting during defence or humanitarian aid operations.

The Company’s next generation A704-5 runway edge lights feature specialized LED optics that can be toggled between visible and infrared output (for night vision goggles), as well as optional wireless control that lets users adjust the entire airfield lighting system or pre-defined groups of lights using a handheld remote controller.  For more information, installation photos and testimonials, visit www.solarairportlights.com.

“Carmanah’s solar powered LED airfield lights have become the solution of choice for many of the world’s largest defence organizations,” said Art Aylesworth, Carmanah’s CEO. “With systems in the field since 2003, our technology has proven itself to be extremely tough and reliable. Our users also save up to 90% of the capital cost of a hardwired solution, and install our systems in a fraction of the time with relatively little training and minimal disruption to airfield operations.”

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of renewable and energy-efficient technologies, including LED illuminated signage, solar-powered LED lighting and solar power systems & equipment.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom. The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Manager of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com